UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023.

Commission File Number: 001-41369

Osisko Development Corp.

(Translation of registrant's name into English)

1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Quebec H3B 2S2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

EXHIBIT INDEX

Exhibit Number	Description

99.1	Second Supplemental Warrant Indenture between Osisko Development Corp. and TSX Trust Company dated as of March 17, 2023
99.2	Supplemental Warrant Indenture between Osisko Development Corp. and TSX Trust Company dated as of March 17, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OSISKO DEVELOPMENT CORP.
(Registrant)

Date: May 5, 2023	By:	/s/ Alexander Dann
Name: Alexander Dann
Title: Chief Financial Officer and VP Finance